

DIVISION OF CORPORATION FINANCE
MAIL STOP 7010

July 10, 2007

Mr. Rubens Ometto Silveira Mello
Chairman and Chief Executive Officer
Cosan Limited
Av. Juscelino Kubitschek, 1726 – 6th Floor
São Paulo, SP 04543-000, Brazil

> **Re:** **Cosan Limited**
> **Registration Statement on Form F-1**
> **Filed June 25, 2007**
> **File No. 333-144010**

Dear Mr. Rubens Ometto Silveira Mello:

We have reviewed your submission and response letter dated June 18, 2007, and your filing dated June 25, 2007, and have the following comments. Please note that these comments are in addition to those issued in our letter dated June 1, 2007. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form F-1

Summary, page 1

1. We note your response to prior comment 4 of our letter dated June 1, 2007. Disclose the reasons for the lower ethanol market prices in the second half of fiscal year 2006 and in fiscal year 2007. For instance, make clear that there was a downward trend in the price of sugar, high levels of production in the Center-South region of Brazil, and a decrease in the required ethanol blending into gasoline from 23% to 25%.

Formation of Cosan Limited and Corporate Reorganization, page 6

2.　　You indicate that Aguassanta and Costa Pinto will contribute your class B common shares to Quelez Holdings Limited prior to the completion of the global offering. However, on page 127 (table), you indicate that as of the date of the prospectus these entities have already contributed your class B common shares to Quelez Holdings Limited. Please revise for consistency.

Our by-laws restrict shareholders from bringing legal action…, page 28

3.　　We note your response to prior comment 14. Please also revise the subheading of this risk factor to disclose that these provisions of your bye-laws are against public policy and therefore unenforceable in the U.S.

Use of Proceeds, page 35

4.　　We note your response to prior comment 16 of our letter dated June 1, 2007 that you already describe with specificity the "the general corporate purposes." However, we note that you use the word "including," which suggests that your description is not complete. Revise this section to provide a complete description of the "general corporate purposes" to which you refer for the remaining proceeds. We may have additional comments.

Critical Accounting Policies, page 59

5.　　We note your revised disclosure in response to comment 22 of our letter dated June 1, 2007 in which you have further identified the factors upon which estimates are made to support the amounts recorded in your financial statements. However, your disclosures do not provide the reader with an understanding of the sensitivity of such amounts to changes in the estimates upon which they are based. For example, your discussions of derivative and foreign exchange management activities and stock-based compensation do not discuss the dollar impact of a percentage change in the primary factors underlying these estimates (such as market price, future stock price or volatility). Please further expand your disclosure to provide information about the quality and variability of your earnings and cash flow so that investors may ascertain the indicative value of your reported financial information.

6.　　We note your discussion of valuation of goodwill and intangibles does not specifically identify the factors upon which your estimates are based. Your disclosure indicates that impairment of goodwill is based on a comparison of the operating segments' fair values to their carrying values; however you have not discussed the estimates used to assess a segment's fair value. Please expand your disclosure to identify the estimates and sensitivity of your impairment analysis to changes in these estimates. Please also expand your disclosures to address the valuation of intangible assets, as your current disclosure discusses the valuation of goodwill only.

7.   In response to comment 23 of our letter dated June 1, 2007, you note the increase in allowance for doubtful accounts from April 30, 2006 to April 30, 2007 was insignificant. Our previous comment referred to the increase in this balance from $450,000 as of April 30, 2005 to $2.3 million as of April 30, 2006. In this regard, we reissue our prior comment 23.

Financial expenses, net, page 66

8.   We note your revised disclosure provided in response to comment 25 of our letter dated June 1, 2007. We understand a decision was made in your favor in late fiscal year 2007 regarding a legal proceeding brought against the Brazilian federal government for price controls set on sugar. However, it remains unclear how this event caused a significant decrease in the ICMS value-added taxes from fiscal year 2006 to 2007. To further our understanding, please supplementally explain this relationship and where you have recorded the decrease in the provision in your financial statements. We note from your disclosure on page 63 that ICMS taxes are recorded as a reduction to net sales. Please confirm whether the original provision for ICMS taxes was recorded as a reduction to net sales and if the decrease recorded in fiscal year 2007 was also recorded to net sales.

Related Party Transactions, page 132

9.   We note your response to prior comment 41 of our letter dated June 1, 2007 that your board of directors considers and, as appropriate, approves related party transactions on a case-by-case basis. Please describe the policies and procedures of your board of directors for the review, approval or ratification of transactions with related persons. Ensure the description includes the material features of these policies and procedures that are necessary to understand them.

Dividends and Dividend Policy, page 141

10.   We note your response to prior comments 42-45 of our letter dated June 1, 2007. Please substantially revise this section to provide a more detailed discussion about your dividend policy and provide further support for the dividend amount. Please revise this section consistent with the following comments.

11.   Also, generally, please be aware that because your income is entirely dependant on that of your operating subsidiary, we believe that relevant disclosure about your available cash for dividends should include Cosan S.A. Indústria e Comércio's cash from operating activities. In other words, your presentation should not start at the holding company level, but reflect the actual operations that will generate the cash to satisfy the dividends you will pay.

12.   At the outset of this section, please provide a subsection discussing these three areas;

    • The first discussion should summarize your dividend policy. It should commence by explaining why you have adopted a cash dividend policy. Please clarify whether the reason reflects your judgment that stockholders are better served by distributing to them a significant amount of your available cash generated by your business, rather than retaining it for other purposes such as significant acquisitions or pursing growth opportunities requiring capital expenditures or other investments significantly beyond your current expectations. Subsequent to the reason for the policy, this discussion should convey key facts about the dividend policy itself, including the dividend amount.

- The second discussion should list factors that may adversely impact your dividend policy. It should clarify that there is no guaranty that stockholders will receive dividends and then list applicable material factors relating to you and your consolidated subsidiary, such as the following:

  o if accurate, the amount of dividends is subject to covenant restrictions under your anticipated credit facility, term loan, or other indebtedness due by you or your subsidiary;
  o any limitation on transfer of cash from Cosan S.A. Indústria e Comércio at the operating company level to you at the holding company level;
  o if accurate, applicable legal restrictions on your dividend payments, such as that disclosed in the risk factor on page 26;
  o stockholders have no contractual or other legal right to dividends; and
  o you may lack sufficient cash to pay dividends due to changes in operating earnings, working capital requirements, and anticipated cash needs.

  Please consider any other material factors that may limit your or your subsidiary's ability to pay dividends.

- The third discussion should address the possible impact of your dividend policy, particularly on your future growth. The discussion should state your belief as to whether the dividend payments will limit or preclude your or your subsidiary's ability to pursue growth. It also should state whether you expect to require additional financing to fund significant acquisitions or pursue growth opportunities requiring capital expenditures or other investments significantly beyond your current expectations. This discussion further should state, if accurate, your intention to allocate sufficient cash to pursue growth opportunities that do not require material investment beyond your current expectations.

Underwriting, page 146

13.   We note your response to prior comment 49 of our letter dated June 1, 2007 and we reissue it. You continue to state "Among the factors to be considered…." Please revise your disclosure to make clear that you are providing all of the "factors" you and the international underwriters will deem relevant in determining the offering price.

8. Acquisitions, page F-23

14.   We have reviewed your response to comment 56 of our letter dated June 1, 2007. In your response, you provide the results of the significance tests performed based on the application of SAB 80. SAB 80 is intended for registrants whose businesses are built through the aggregation of discrete businesses remaining substantially intact after acquisition. It is not clear that SAB 80 applies to your situation as the acquisitions of Bom Retiro, Corona and Alcomira and Mundial appear to enhance your current existing operations and are not part of an aggregation of a series of acquisitions creating your initial operations. Please provide us with the results of the significance tests using the guidance of Regulation S-X, Rule 1-02(w) and tell us if you are required to present financial statements of those acquired businesses under Regulation S-X, Rule 3-05.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Shannon Buskirk at (202) 551-3717 or, in her absence, April Sifford, Accounting Branch Chief, at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at (202) 551-3611 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: S. Buskirk
A. Sifford
J. Wynn

via facsimile
Manuel Garciadiaz, Esq.
Davis Polk & Wardwell
(212) 450-3428